HVB Group
Member of UniCredit Group

INVESTOR RELATIONS RELEASE **JANUARY 17, 2006**

HypoVereinsbank continues RER portfolio reduction – Transfer of sub- and non-performing real estate loans totaling €2.17 billion to Goldman Sachs

HypoVereinsbank has agreed to sell sub- and non-performing real estate loans with a total volume of approximately €2.17 billion to Goldman Sachs. Both parties reached agreement on the transaction following an auction process. The portfolio comprises sub- and non-performing loans to 3.610 customers. The loans are predominantly secured by real estate: 47% relates to commercial and 53% to residential real estate located across Germany.

"This transaction is further evidence of the steady progress we're making in reducing the RER portfolio," commented Johann Berger, member of the Management Board of HypoVereinsbank. "With this transaction we are more than half way there, and are fully on track to meet our goals. Further steps are set to follow in 2006."

The sale of the portfolio is expected to close in the second half of 2006. The portfolio sale will be via hive-down as per the German Umwandlungsgesetz. The hive-down is subject to approval by HypoVereinsbank's shareholders at their Annual General Meeting on May 23, 2006 and antitrust approval.

The deal arranger is HVBs Real Estate Structured Products/Mergers & Acquisitions unit.

HypoVereinsbank's Real Estate Restructuring unit (RER) was formed at the start of 2005 as part of a strategic realignment of the bank's German business segment. Work-out portfolios from HVB AG's German real estate finance business were pooled in RER. HVB aims to completely eliminate the portfolios allocated to this unit through various asset re-

duction strategies and by taking advantage of opportunities arising from further developments in real estate markets.

Initially RER encompassed loans with a volume of €15.4 billion. HypoVereinsbank has been able to reduce the portfolio through internal work-out measures by € 3.7 billion as of November 2005. A first sale to Goldman Sachs in November 2005 of a portfolio of €1.8 billion helped to substantially reduce the total. This second transaction which has just been agreed with Goldman Sachs will cut back the volume in RER by somewhat more than 50%.

Investor Relations-Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Jens.Brueckner@hvb.de	☎ +49-89-378 21935
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Natascha.Ropeter@hvb.de	☎ +49-89-378 26024
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

82-3777

INVESTOR RELATIONS RELEASE 17. JANUAR 2006

HypoVereinsbank setzt Abbau des RER-Portfolios fort – Übertragung leistungsgestörter Immobilienfinanzierungsbestände in Höhe von 2,17 Mrd. Euro an Goldman Sachs

Die HypoVereinsbank wird leistungsgestörte Immobilienkredite in einem Gesamtvolumen von rund 2,17 Mrd. Euro an Goldman Sachs übertragen. Eine entsprechende Vereinbarung konnte nunmehr als Ergebnis eines gestuften Auktionsverfahrens abgeschlossen werden.

In dem zu übertragenden Portfolio sind Darlehen und weitere Forderungen gegen 3.610 Kunden der HypoVereinsbank enthalten. Die Forderungen sind überwiegend grundpfandrechtlich gesichert. Dabei entfallen 47% auf gewerblich und 53% auf wohnwirtschaftlich genutzte Immobilien in Deutschland. Bei den Darlehen handelt es sich sowohl um "Non-Performing-" als auch um "Sub-Performing-Loans".

"Dieser Schritt ist ein weiterer Beweis, dass wir mit dem Abbau des RER-Portfolio gut vorankommen", sagte Johann Berger, Vorstandsmitglied der HypoVereinsbank. "Wir haben damit etwas mehr als die Hälfte des Weges zurückgelegt und liegen damit voll im Plan. Im Jahr 2006 werden weitere Schritte folgen."

Die Übertragung des Portfolios wird voraussichtlich im zweiten Halbjahr 2006 abgeschlossen sein. Die Übertragung der Kredite erfolgt im Wege einer Ausgliederung nach dem Umwandlungsgesetz. Die Ausgliederung bedarf noch der Zustimmung der Hauptversammlung der HypoVereinsbank, welche am 23. Mai 2006 stattfinden wird, und der Freigabe durch die Kartellbehörde.

Arranger des Deals ist der Bereich Real Estate Structured Products/Mergers & Acquisitions der HypoVereinsbank.

Das Geschäftsfeld RER ("Real Estate Restructuring") der HypoVereinsbank ist Anfang 2005 im Rahmen einer strategischen Neuausrichtung für das damalige Geschäftsfeld Deutschland entstanden. In RER wurden Sanierungsbestände des deutschen Immobilienfinanzierungsgeschäfts der HVB AG zusammengefasst. Ziel ist, die dem Geschäftsfeld zugeordneten Portfolien marktschonend unter Berücksichtigung verschiedener Optionen sowie der sich aus der weiteren Entwicklung der Immobilienmärkte ergebenden Chancen vollständig abzubauen.

Das Geschäftsfeld umfasste anfänglich Finanzierungen im Volumen von 15,4 Mrd. Euro. Die HypoVereinsbank konnte das Portfolio durch eigene Work-outs um ca. 3,7 Mrd. Euro per November 2005 reduzieren. Ein erster Verkauf im November 2005 an Goldman Sachs mit einem Volumen von 1,8 Mrd. Euro führte zu einer deutlichen Reduzierung des Volumens. Mit der jetzt vereinbarten zweiten Transaktion wird das Volumen in RER insgesamt um etwas mehr als 50% reduziert.

Investor Relations-Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Jens.Brueckner@hvb.de	☎ +49-89-378 21935
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Natascha.Ropeter@hvb.de	☎ +49-89-378 26024
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir